Exhibit 12.1

EP ENERGY LLC

COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES

(In millions)

	Successor	Predecessor
	March 23 (inception) to June 30,	January 1, to May 24,	Six months ended June 30,	For the years ended December 31,
	2012	2012	2011	2011	2010	2009	2008	2007

Earnings
(Loss) income before income taxes	$(150)	$314	$213	$482	$706	$(1,373)	$(1,676)	$707
Less: (Loss) income from equity investees	(1)	(5)	(1)	(7)	(7)	(30)	(93)	12
(Loss) income before income taxes before adjustment for (loss) income from equity investees	(149)	319	214	489	713	(1,343)	(1,583)	695

Fixed charges	55	19	12	26	31	33	87	134
Distributed income of equity investees	—	8	15	46	50	45	80	63
Capitalized interest	(2)	(4)	(6)	(13)	(9)	(7)	(29)	(35)

Total earnings available for fixed charges	$(96)	$342	$235	$548	$785	$(1,272)	$(1,445)	$857

Fixed charges
Interest and debt expense	$54	$19	$12	$25	$30	$32	$86	$133
Interest component of rent	1	—	—	1	1	1	1	1

Total fixed charges	$55	$19	$12	$26	$31	$33	$87	$134

Ratio of earnings to combined fixed charges(1)	—	18.00	19.58	21.08	25.32	—	—	6.40

(1)  Earnings for the periods from March 23 to June 30, 2012 and for the years ended December 31, 2009 and 2008 were inadequate to cover fixed charges by $151 million, $1,305 million and $1,532 million, respectively.

For purposes of computing these ratios, earnings means income (loss) before income taxes before:
• income or loss from equity investees, adjusted to reflect actual distributions from equity investments; and
•fixed charges;
less:
•capitalized interest

Fixed charges means the sum of the following:
•interest costs, not including interest on tax liabilities which is included in income tax expense on our income statement;
•amortization of debt costs; and
•that portion of rental expense which we believe represents an interest factor